

August 29, 2011

Via E-mail
Mr. Mark Fetting
Chief Executive Officer
Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed May 27, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed June 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-08529**

Dear Mr. Fetting:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25

1. We note that you have included the equity compensation plan information in this section and in your Proxy Statement. In future filings, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K only under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the

American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm)

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28</u>

2. In future filings, please consider including information in your overview section that discusses the most important matters on which management focuses in evaluating the company's operating performance and financial condition, and provides context for the discussion of the financial statements. An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks. For example, on your Q4 2011 earnings call, we note that management discussed that your advisory fee for Q4 was the highest it has been since the September 2008 quarter due to the mix of assets that is trending towards higher-yielding assets in both equity and fixed-income spaces. We further note that management would like assets by client domicile to evolve into a 50-50 split from the current split of 65% in the United States and 35% internationally. We believe that a specific discussion of this type of information in MD&A would enhance investors' understanding of the company through the eyes of management. Please see the Commission's interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

<u>Exhibits, page 119</u>

3. We note that you incorporate the Credit Agreement, Exhibit 10.14, by reference to a previously filed Exchange Act filing. However, it does not appear that you have filed all the schedules and exhibits to this agreement when you initially filed it. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

<u>Exhibits 31.1 and 31.2 – Section 302 Certifications</u>

4. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(or persons performing the equivalent functions)" in paragraph 5. Please also comply with this comment in all future annual and quarterly reports. This comment also applies to the Section 302 certifications filed with your Form 10-Q for the fiscal quarter ended June 30, 2011.

Definitive Proxy Statement on Schedule 14A Filed on June 16, 2011

Policies and Procedures Regarding Related Party Transactions, page 15

5. In future filings, please disclose the standards to be applied pursuant to these policies and procedures. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Determination of Fiscal Year 2011 Bonus Pool

6. We note your discussion on page 27 regarding the final determination of the bonus pool for 2011. Supplementally, please explain in more detail the purpose of each assigned weighting for each of the performance metrics and how these weightings, as applied to the overall score for each metric, impact the determination of the size of the bonus pool. Please also disclose the amount of the initial target pool and how the application of the final weightings to each performance metric's overall score established a bonus pool that equaled the initial target pool. Finally, please explain how the review of the company's stock price performance confirmed the reasonableness of the bonus pool amount.

7. On page 26, we note that the committee established the bonus pool for fiscal year 2011 in April 2011, after the end of the 2011 fiscal year. We further note in footnote 2 on page 31 that you include the equity compensation awards granted for performance rendered in fiscal year 2011 in the Grants of Plan-Based Awards Table. Please note that the Grants of Plan-Based Awards Table should include information concerning each grant of award made in the last completed fiscal year. In other words, the Table should only include awards with a grant date occurring in your 2011 fiscal year. From the grant dates listed in the Table and your previous disclosure on page 26, it appears that the compensation committee actually granted the awards contained in this Table in the 2012 fiscal year. With a view toward future disclosure, please revise this Table to reflect equity compensation awards granted during the 2011 fiscal year.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 41

8. We note your statement on page 42 that "Except as described above, we made no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting." Please note that it is inappropriate to state that there were no changes other than those noted elsewhere. If there were changes in your internal control over financial reporting

for purposes of Item 308(c) of Regulation S-K, please disclose that there were changes and describe the changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka

Pamela Long
Assistant Director